UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WESTPORT INNOVATIONS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

960908 30 9

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5000

CUSIP No. 960908 30 9

1.	Names of Reporting Persons. Thomas Boone Pickens, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,923,114

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,923,114

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,923,114

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer WESTPORT INNOVATIONS INC.
	(b)	Address of Issuer’s Principal Executive Offices Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2

Item 2.
(a)

Name of Person Filing
This statement is filed by and on behalf of Thomas Boone Pickens, Jr.  The reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

	(b)	Address of Principal Business Office or, if none, Residence 8117 Preston Road, Suite 260W, Dallas, Texas 75225
	(c)	Citizenship See Item 4 on the cover page(s) hereto.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 960908 30 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
	(a)	☐	A Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	A Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	An Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	An Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) Amount beneficially owned: See Item 9 on the cover page(s) hereto.
(b) Percent of class: See Item 11 on the cover page(s) hereto.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
(a) Not Applicable
(b) Not Applicable

SIGNATURE

Each reporting person certifies that, after reasonable inquiry and to the best of such reporting person’s knowledge and belief, the information set forth in this statement is true, complete and correct.

Thomas Boone Pickens, Jr.

By:	/s/ Thomas Boone Pickens, Jr.
Name:	Thomas Boone Pickens, Jr.
Date:	February 12, 2009